

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Jan F. van Eck
President and Chief Executive Officer
VanEck Bitcoin Trust
c/o VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, New York 10017

> **Re: VanEck Bitcoin Trust**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 27, 2023**
> **File No. 333-251808**

Dear Jan F. van Eck:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   To the extent that you intend to use a fact sheet, please provide us a copy for our review.

Cover Page

2.   Please revise your disclosure here to identify the initial Authorized Purchaser as an underwriter, and disclose the initial price per Share.

3.   Please define the term "Seed Creation Basket."

<u>Prospectus Summary</u>
<u>Bitcoin and the Bitcoin Network, page 2</u>

4.   Please provide support for your claims relating to the growth of "significant trading volume in [bitcoin] futures contracts," "the development of a robust bitcoin lending market," "significant expansion in the availability of institutional-quality custody services from regulated third-party custodians," and "increasing prevalence of significant insurance on custodied assets held at third-party custodians."

<u>Risk Factors</u>
<u>Risks Associated with Bitcoin And The Bitcoin Network</u>
<u>Due To The Unregulated Nature And Lack Of Transparency, page 20</u>

5.   We note your response to prior comment 5. Please revise to divide this risk factor into separate risk factors with headings or subheadings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the regulatory requirements for digital asset exchanges, the risk of manipulative or fraudulent practices, and the lack of certain safeguards at many bitcoin trading venues. In this new risk factor, address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and discuss in greater detail the regulations that states and foreign jurisdictions have passed or are currently considering that impact crypto asset mining. In addition, please add separate risk factors that highlight the risks related to manipulation, front-running and wash trading. In this regard, we note your disclosure identifies many of these risks in a single risk factor but does not discuss them in detail and does not highlight these risks in the heading.

<u>Operational Cost May Exceed The Award, page 25</u>

6.   Please expand your disclosure to discuss halving, the maximum number of bitcoins that may be released into circulation, and the number of bitcoins currently in circulation.

<u>Risks Associated with the MarketVector Bitcoin Benchmark Rate</u>
<u>Possible Illiquid Markets May Exacerbate Losses, page 31</u>

7.   Please revise your risk factor disclosure to specify the risk to the Trust's ability to meet in-cash creation and redemption orders given the potential illiquidity and volatility of bitcoin.

<u>Regulatory Risk</u>
<u>Anonymity, Sanctions, And Illicit Financing Risk, page 38</u>

8.   Please describe the AML, KYC and any other procedures conducted by the Trust, the Sponsor, the Authorized Participants, the prime broker and the Cash Custodian to determine, among other things, whether the counterparty in any such transactions is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant, prime

broker, Bitcoin Custodian or Cash Custodian may not know a counterparty, please enhance your risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.

Trading On Bitcoin Exchanges Outside The United States, page 39

9.   We note your disclosure that "[b]arring cash creations and redemptions, payment of certain expenses, a liquidation of the Trust or extraordinary circumstances, the Trust does not purchase or sell bitcoin." Please revise to clarify what you mean by "extraordinary circumstances" by providing examples of such circumstances.

Other Risks
Shareholders May Be Adversely Affected By Creation Or Redemption Orders, page 47

10.   Please expand this risk factor to describe what is deemed as an "emergency" such that the fulfillment of a purchase order or the redemption distribution is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creation and redemptions or the postponement of settlement dates are necessary for the protection of the Shareholders of the Trust.

Shareholders May Be Adversely Affected By An Overstatement, page 47

11.   You disclose that "[i]n certain circumstances, the Trust's bitcoin investments may be valued using techniques other than reliance on the price established by the MarketVector^{TM} Bitcoin Benchmark Rate." Please revise to describe the circumstances where the Trust's bitcoin investments may be valued using techniques other than reliance on the price established by the index, and which of the Trust's service providers may make this determination.

Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin
Bitcoin Protocol Development and Modifications, page 50

12.   Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.

13.   Please revise to disclose the mechanics, in the event of a fork that results in the issuance of new cryptocurrency that the Trust may receive, of how the Sponsor will arrange to sell the new cryptocurrency, including whether the Sponsor will use a third party or affiliate to assist in the sale of such cryptocurrency, and if so, disclose any risks or conflicts of interests that may exist in connection with how the Sponsor arranges for the sale of such cryptocurrency. Please also revise to disclose how you will inform investors of any changes in the Trust's procedures to address situations involving a fork that results in the issuance of new cryptocurrency that the Trust may receive.

The Trust and Bitcoin Prices
Bitcoin Value, page 55

14. We note your response to prior comment 6 and re-issue in part. Please update the table to include market share information for each constituent exchange comprising the MarketVector^{TM} Bitcoin Benchmark Rate. Please also revise to include a brief description of each constituent exchange, including where they are located and how they are licensed or regulated.

15. Please revise to provide quantitative information that demonstrates the volatility of the price of bitcoin.

Description of the MarketVector Bitcoin Benchmark Rate Construction and Maintenance, page 56

16. To the extent material to understanding the performance of the MarketVector^{TM} Bitcoin Benchmark Rate, please include a chart comparing the historical index to the prices on each of the bitcoin exchanges included in the index. In addition, please disclose the extent to which any bitcoin exchanges have previously been removed from the MarketVector^{TM} Bitcoin Benchmark Rate by the index provider and the reasons thereof.

17. We note your disclosure on page 29 that the Sponsor has the sole discretion and exclusive authority to select, remove, change, or replace the pricing or valuation methodology or policies used to value the Trust's assets and determine NAV and NAV per Share, and the right to change the pricing source used to determine NAV and NAV per Share from the MarketVector^{TM} Bitcoin Benchmark Rate to a different source or index. We also note your disclosure on page 58 that the Sponsor holds full discretion, without requiring Shareholder approval, to change either the index used for calculating NAV or the index provider subject to proper notification to shareholders. Please revise to disclose how the Sponsor will notify investors of such changes.

18. Please provide a sample calculation or other similar disclosure to explain the methodology in greater detail, including how the equal-weighted average of the volume-weighted median price is calculated.

Net Asset Value Determinations
Calculation of NAV and NAV per Share, page 58

19. You state that the "pause between 4:00 p.m. Eastern time and 5:30 p.m. Eastern time (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur," and the "Sponsor will monitor for significant events related to crypto assets that may impact the value of bitcoin and will determine in good faith, and in accordance with its valuation policies and procedures, whether to fair value the Trust's bitcoin on a given day based on whether certain pre-determined criteria have been met." Please describe in greater detail the valuation policies and procedures and pre-

determined criteria the Sponsor will use to make such determinations. Please revise to clarify who can correct the price, and how any such correction would impact the index price and/or NAV.

20. We note your disclosure that the intraday indicative value is calculated by using the prior day's closing NAV per Share of the Trust as a base and updating that value throughout the trading day to reflect changes in the price of bitcoin. Please revise to clarify how the intraday indicative value is calculated and how it is updated throughout the day.

Additional Information About the Trust

The Trust, page 61

21. We note your statement here that there can be no assurance that the Trust will grow to or maintain an "economically viable size," and your disclosure on page 45 that "[i]f the Trust does not attract sufficient assets to remain open, then the Trust could be terminated and liquidated at the direction of the Sponsor." Please revise to quantify or otherwise describe what "economically viable size" and "sufficient assets to remain open" mean, and any consequences from not achieving an "economically viable size."

The Trust's Fees and Expenses, page 61

22. We note your disclosure that the Sponsor has agreed to pay all ordinary operating expenses (except for litigation expenses and other extraordinary expenses) out of the Sponsor Fee. Please revise to clarify what you mean by "other extraordinary expenses" by providing examples of such expenses, and disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor Fee are capped.

23. We note your disclosure that "[t]he Administrator will make its determination regarding the Sponsor Fee in respect of each day by reference to the Trust's NAV as of that day," and "the amount of bitcoin to be sold may vary from time to time depending on the level of the Trust's expenses and liabilities and the market price of bitcoin." Please revise to disclose how you calculate the "market price of bitcoin."

24. We note that the Sponsor Fee will accrue and be payable in U.S. dollars, and that the Sponsor from time to time will sell bitcoin, which may be facilitated by the Bitcoin Custodian, in such quantity as is necessary to permit payment of the Sponsor Fee and Trust expenses and liabilities not assumed by the Sponsor. Please expand this section to describe:
  • The mechanics of how the Trust's bitcoins will be exchanged for U.S. dollars to pay the Sponsor Fee and the Trust's expenses and liabilities, including whether the Bitcoin Custodian will use a third party or affiliate to assist in the sale of the Trust's bitcoins, and if so, disclose any risks or conflicts of interests that may exist in connection with how the Bitcoin Custodian arranges for the sale of the Trust's bitcoins.
  • Whether the Trust is responsible for paying any costs associated with the transfer of bitcoins to the Sponsor or the sale of the bitcoins, or if these expenses are included in

the Sponsor Fee.

Termination of the Trust, page 61

25. Please clarify whether Shareholders will be entitled to cash or bitcoins upon the termination of the Trust. In addition, if Shareholders will be entitled to cash, please explain how the Trust's bitcoins will be sold in connection with the termination of the Trust.

The Trust's Service Providers, page 64

26. Please provide a separately captioned section to describe and identify the prime broker, including without limitation any affiliation and relationship with the other transaction parties, the material provisions of any material agreement between any transaction party and the prime broker, the prime broker's experience and operating history, the prime broker's policies and procedures with respect to any assets held by it on behalf of the Trust, how the prime broker will be compensated, who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and prime broker, and any potential or existing conflicts of interest involving the prime broker.

The Sponsor, page 64

27. Please discuss in greater detail the Sponsor's experience sponsoring exchange-traded funds and specifically its experience related to crypto asset markets.

The Bitcoin Custodian, page 65

28. Please discuss in greater detail the experience and qualifications of Gemini Trust Company, LLC with respect to acting as Bitcoin Custodian. Please also add a risk factor describing the risks arising from the Bitcoin Custodian's level of experience and operating history.

29. We note your disclosure that the Bitcoin Custodian will not withdraw the Trust's bitcoin from the Trust's account with the Bitcoin Custodian, or loan, hypothecate, pledge or otherwise encumber the Trust's bitcoin, without the Trust's instruction. We also note your statement on page 72 that bitcoin held in the Trust's Bitcoin Custodian account is the property of the Trust and is not traded, leased, or loaned under any circumstances. Please reconcile or clarify under what circumstances the Trust will instruct the Bitcoin Custodian to loan, hypothecate, pledge or otherwise encumber the Trust's bitcoin, including in connection with paying the Sponsor Fee or the Trust's expenses and liabilities. Please also revise to confirm, if true, that in addition to the Bitcoin Custodian, none of the Trust, Sponsor, prime broker or any other entity is permitted to loan, pledge or rehypothecate any of the Trust's assets.

Custody of the Trust's Assets, page 66

30.   We note your response to prior comment 8. Please expand your disclosure to include a materially complete discussion of your custody arrangements. For example, describe the material terms of your custody agreement and the procedures for moving the Trust's assets out of cold storage in connection with redemptions and the payment of the Trust's expenses. Please also include a description of the geographic location where the private keys will be stored, and disclosure as to whether any entity will be responsible for verifying the existence of the bitcoins.

31.   We note your disclosure that the Bitcoin Custodian will use segregated cold storage bitcoin addresses or ether addresses for the Trust. Please revise to clarify whether the Trust will hold ether.

Plan of Distribution, page 70

32.   Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement. Please also identify the Seed Capital Investors that are known at the time of effectiveness of the registration statement.

33.   Please reconcile your disclosure here that "[w]hile the Authorized Participants may be indemnified by the Sponsor, they will not be entitled to receive a discount or commission from the Trust or The Sponsor for their purchases of Creation Baskets" with your disclosure on page 71 that "Authorized Participants who make deposits with the Trust in exchange for Creation Baskets receive no fees [...] from either the Trust or the Sponsor."

Creation and Redemption of Shares, page 71

34.   We note your response to prior comment 9 and re-issue in part. Please include in your next amendment a detailed description of the mechanics of how the creation and redemption process for both in-kind and cash transactions will work between the Trust, the Authorized Participants, the Bitcoin Custodian and the Cash Custodian. For example:
   •   Please include a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.
   •   Please describe the specifics of how an Authorized Participant will "facilitate the deposit of bitcoin" with the Trust, including the various steps necessary to transfer the bitcoin to its ultimate storage location with the Bitcoin Custodian, and whether and under what circumstances the Authorized Participant will utilize an affiliate or third party to transfer bitcoin to the Bitcoin Custodian.
   •   Please revise to disclose whether your Authorized Participants will be required to maintain an account with your Bitcoin Custodian and Cash Custodian, and whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin.

- We note that for purchase orders in cash, the Trust's Cash Custodian account must be credited with the required cash by the end of the second business day following the Authorized Participant's purchase order date. Upon receipt of the cash deposit amount in the Trust's Cash Custodian account, the Cash Custodian will notify the Transfer Agent that the cash has been deposited, and the Transfer Agent will then direct DTC to credit the number of Shares created to the applicable DTC account. We also note that the Sponsor shall instruct the Cash Custodian to transfer the cash to the prime broker to enable the prime broker to facilitate the purchase of bitcoin required for the Creation Basket Deposit, followed by the transfer of such bitcoin to the Bitcoin Custodian. Please describe in greater detail the timing and sequence of these steps.
- Please revise to disclose how the Administrator determines the cash amount needed to purchase the quantity of bitcoin required for a Creation Basket Deposit, and which party bears the risk of loss if the Trust is put in a position where it has to purchase bitcoin at a higher price than the value of the Creation Basket Deposit.
- Please revise to disclose the timing of when the Transfer Agent will direct DTC to credit the number of Shares created to the applicable DTC account, for both in-kind and cash purchase orders.
- We note that for a redemption in cash, the Sponsor shall arrange for the bitcoin represented by the Creation Basket to be sold and the cash proceeds distributed to the Authorized Participant in exchange for their Share, and the Administrator instructs the Cash Custodian to transfer the cash amount from the Trust's Cash Custodian account to the Authorized Participant once it is notified that the Shares have been received in the Trust's DTC account. Please explain how and when the Sponsor will arrange for the sale of bitcoins in connection with such redemption, how the sale prices of such bitcoins are determined, and which party bears the risk of loss if the Trust is put in a position where it has to sell bitcoin at a lower price than the cash redemption.
- Please revise to discuss the impact that volatility in the spot bitcoin market may have on the Trust's ability to purchase or sell bitcoin at the same value as the Creation Basket or redemption distribution.
- Please revise to disclose the price at which the Trust will seek to transact in bitcoin and whether the Trust may profit from any spread between the price of the bitcoin transaction and the price of the creation or redemption transaction.
- Please revise to disclose the timing within which the Trust will take or make actual delivery of bitcoin with its trading counterparties in connection with in-cash creation and redemption orders.

Suspension or Rejection of Redemption Orders, page 74

35. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

<u>Conflicts of Interest, page 78</u>

36.   We note your response to prior comment 11 and re-issue in part. Please revise to disclose whether the Sponsor or any insiders have existing bitcoin or bitcoin-related exposure that could create conflicts of interest.

<u>Governing Law; Consent to Delaware Jurisdiction, page 90</u>

37.   We note your disclosure that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

<u>Material Contracts, page 93</u>

38.   Please revise to disclose the material provisions of each material agreement, including the parties to the agreement and the term and termination provisions.

<u>Notes to Financial Statement</u>
<u>Note 2. Significant Accounting Policies</u>
<u>B. Investment Valuation, page F-3</u>

39.   We note your response to our prior comment 7 and the related changes to your disclosure. In your disclosure on page 7 you state that determining the value of the Trust's bitcoin using the MarketVector^{TM} Bitcoin Benchmark Rate is not in accordance with U.S. generally accepted accounting principles. In your risk factor disclosures on pages 29 and 33 you seem to indicate there is uncertainty over whether the use of the MarketVector^{TM} Bitcoin Benchmark Rate to calculate fair value is consistent with GAAP. Finally, in your accounting policy disclosure on page F-3 you state that the MarketVector^{TM} Bitcoin Benchmark Rate will be used to calculate the value of bitcoin for financial statement purposes. Please tell us, and revise your disclosure to consistently state, whether you believe the use of the MarketVector^{TM} Bitcoin Benchmark Rate to value your investment in bitcoin is consistent with GAAP. To the extent you believe valuing bitcoin using this methodology is consistent the principles of ASC Topic 820, please provide us with a robust analysis supporting that conclusion.

40. To the extent you believe the use of the MarketVector^{TM} Bitcoin Benchmark rate to value your investment in bitcoin is not consistent with GAAP, please address the following with respect to your application of ASC Topic 820:
    - Provide us with your revised financial statement accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.
    - As the trust is expected to primarily transact with the bitcoin markets through the Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant.
    - Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).
    - Confirm for us that your principal market will be one which you or your Authorized Participant will be able to access and clarify whether you anticipate your principal market to be one in which you and/or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively.
    - Tell us if any third parties will be involved in determining the fair value of bitcoin for financial statement purposes, including the determination of the principal market.

C. Bitcoin, page F-4

41. We note your disclosure that you will use the average cost method to determine realized gains and losses on the sale of bitcoin. Please tell us how you determined the use of average cost is appropriate. Cite any relevant accounting literature in your response.

    Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Clifford Cone